UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING 1-15935 Commission File Number

(CHECK ONE):	☐Form 10-K	☐Form 20-F	☐Form 11-K	☒Form 10-Q	☐Form N-SAR

For Period Ended: September 30, 2003
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I  --- REGISTRANT INFORMATION

Outback Steakhouse, Inc.

Full Name of Registrant

Former Name if Applicable

2202 N. West Shore Boulevard, Suite 500

Address of Principal Executive Office (Street and Number)

Tampa, Florida 33607

City, State and Zip Code

PART II --- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III --- NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

The examination of the financial statements has not been completed.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Robert S. Merritt (Name)	(813) (Area Code)	282-1225 (Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).      ☒  Yes     ☐  No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?     ☒  Yes     ☐  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

In connection with a review of our periodic filings by the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “staff”), the Company is restating its Consolidated Financial Statements for the quarters ended June 30, 2003 and March 31, 2003 and for the year ended December 31, 2002.

Since the Company’s inception, the Company has required its general managers to enter into a five to seven year employment agreement and pay the Company for the right to receive a percentage of their restaurant’s annual cash flows for the duration of the agreement.  Upon completion of the employment agreement, the Company generally grants stock options to the general managers equal to an amount prescribed by a formula in their employment agreement.  Stock option grants made under this plan are issued at the weighted average closing price of the Company’s Common Stock in the prior three months and are exercisable in periods up to 10 years.  Options expire five years after the options become exercisable.

The Company has also required its area operating partners to enter into a five-year employment agreement and pay the company for the right to receive a percentage of their restaurants’ annual cash flows for the duration of the agreement.  Upon completion of the restaurant’s fifth year of operation, the Company generally grants Common Stock to the area operating partners equal to the fair value of the partners’ percentage of the cash flows.

The Company previously accounted for the arrangements under the general managers’ and area operating partners’ programs as ownership interests in the underlying restaurants.  Accordingly, such interests were reflected as minority interests in the Consolidated Financial Statements.  In addition, at the conclusion of the arrangements under the general managers’ program, the Company recorded an intangible asset, amortized over five years, for amounts paid in excess of the carrying amount of the minority interests.  Under the area operating partners’ program, the Company recorded goodwill for value granted in excess of the minority interest’s share of the restaurant’s cash flow at the conclusion of the agreement.

As a result of the review of the Company’s periodic filings by the staff, the Company is restating its Consolidated Financial Statements as noted above and is accounting for these arrangements under the general managers’ and area operating partners’ programs as compensation arrangements.  Accordingly, amounts received from the Company’s general managers and area operating partners will be recorded as other long-term liabilities.  Payments made pursuant to both programs will be recognized as compensation expense in the period earned by the general managers and the area operating partners and included in the line “Distribution expense to employee partners” in the Consolidated Statements of Income.  The Company will estimate future purchases of its area operating partners’ cash flow interests using current information on store performance to calculate and record a liability in the line item “Partner deposit and accrued buyout liability” in the Consolidated Balance Sheets, with associated expenses in the line “Employee partner stock buyout expense” in the Consolidated Statements of Income.

The effects of the Company’s restatement on previously reported Consolidated Financial Statements for the three and nine months ended September 30, 2002, and as of December 31, 2002 are summarized below.

The following table reflects the effect of the restatement on Consolidated Statements of Income (in thousands):

	Three months ended		Nine months ended
	September 30, 2002		September 30, 2002

	As previously	As	As previously	As
	reported	restated	reported	restated

Selected Statement of Income Data:
Distribution expense to employee partners, excluding stock expense	$-	$13,694	$-	$42,831
Employee partner stock buyout expense	-	1,162	-	3,115
Depreciation & amortization	19,206	18,589	55,882	53,940
Income from operations of unconsolidated affiliates	(1,359)	(1,334)	(4,460)	(4,384)
Total costs and expenses	519,152	533,416	1,543,595	1,587,675
Income from operations	65,095	50,831	215,841	171,761
Income before elimination of minority partners' interest
and income taxes	64,126	49,862	214,541	170,461
Elimination of minority partners' interest	8,880	(455)	29,895	(619)
Income before provision for income taxes	55,246	50,317	184,646	171,080
Provision for income taxes	19,447	17,495	64,996	59,488
Income before cumulative effect of a change in
accounting principle	35,799	32,822	119,650	111,592
Cumulative effect of a change in accounting
principle (net of taxes)	-	-	(4,422)	(740)
Net income	35,799	32,822	115,228	110,852

BASIC EARNINGS PER COMMON SHARE
Income before cumulative effect of a change
in accounting principle	$0.47	$0.43	$1.55	$1.45
Cumulative effect of a change in
accounting principle (net of taxes)	-	-	(0.06)	(0.01)
Net income	$0.47	$0.43	$1.50	$1.44

DILUTED EARNINGS PER COMMON SHARE
Income before cumulative effect of a change
in accounting principle	$0.46	$0.42	$1.50	$1.40
Cumulative effect of a change in
accounting principle (net of taxes)	-	-	(0.06)	(0.01)
Net income	$0.46	$0.42	$1.45	$1.39

The following table reflects the effect of the restatement on the Consolidated Balance Sheet (in thousands):

	December 31, 2002

	As previously	As
	reported	Restated

Selected Balance Sheet Data:
Investments in and advances to unconsolidated affiliates, net	$38,667	$38,180
Goodwill	85,842	46,337
Other assets and intangible assets, net	75,867	67,011
Total assets	1,389,575	1,352,832
Accrued expenses	66,360	70,127
Total current liabilities	239,121	242,888
Partner deposit and accrued buyout liability	-	55,720
Deferred income tax liability	35,365	15,916
Total liabilities	295,111	335,149
Interest of minority partners in consolidated partnerships	41,488	43,400
Additional paid-in capital	236,226	240,083
Retained earnings	902,910	820,360
Total stockholders’ equity	1,052,976	974,283
Total liabilities and stockholders’ equity	1,389,575	1,352,832

The following table reflects the effect of the restatement on the Consolidated Statement of Cash Flows (in thousands):

	Nine Months Ended
	September 30, 2002

	As previously	As
	reported	Restated

Selected Cash Flow Data:
Net income	$115,228	$110,852
Amortization	1,946	-
Cumulative effect of a change in accounting principle (net of taxes)	4,422	740
Minority partners' interest in consolidated partnerships' income	29,895	(619)
Income from operations of unconsolidated affiliates	(4,460)	(4,384)
Decrease in goodwill, other assets and intangible assets, net	2,882	6,509
Increase in accounts payable, sales taxes payable and accrued expenses	7,575	9,034
Increase in partner deposit and accrued buyout liability	-	8,529
Increase in deferred income taxes	13,483	7,462
Net cash provided by operating activities	226,450	193,602
Proceeds from minority partners' contributions	7,878	993
Distributions to minority partners	(42,365)	(2,632)
Net cash used in financing activities	(77,004)	(44,156)

Outback Steakhouse, Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date November 17, 2003	By:	/s/ Robert S. Merritt
Robert S. Merritt Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).